AMENDED TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attached:	Reed Elsevier plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Due to a company reorganization, Capital Research and Management
Company (“CRMC”) and Capital Group International, Inc. (“CGII”) will no longer report relevant holdings under management separately.
Instead the relevant holdings under management by CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc.
(“CGC”). It is solely for this reason (and not as a result of any
Other (please	additional acquisition or disposal) that CGC is reporting this
specify):	aggregated holding.

3. Full name of person(s) subject to
	the notification obligation:	The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if
	different from 3.):	See Schedule A

5. Date of the transaction and date on
which the threshold is crossed
reached:		3 September 2012

	6. Date on which the issuer notified:	4 September 2012

7. Threshold(s) that is/are crossed or
reached:		Above 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights

			Direct	Indirect	Direct	Indirect	Direct	Indirect

Ordinary Shares (GB00B2B0DG97)	43,478,616	43,478,616		43,478,616		43,478,616		3.5668%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration date	Exercise/Conversion	Number of voting	% of voting rights
instrument		Period	rights that may be
acquired if the
instrument is
exercised/converted
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Exercise price	Expiration date	Exercise/	Number of voting	% of voting rights
instrument			Conversion period	rights instrument
			xviii	refers to
n/a					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
43,478,616	3.5668%

9. Chain of controll	ed undertakings through which the voting rights

and/or the financial	instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact Name:	Gina Martinez Capital Group GRGroup@capgroup.com Margaret Woods (Reed Elsevier)

15. Contact telephone number:	001 213 615-0469 020 7930 7077